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Exhibit 3

For Immediate Release	News Release

North American Palladium Reports
Third Quarter 2008 Financial Results and Strong Liquidity Position

TORONTO, November 10 — North American Palladium Ltd. (TSX:PDL)(AMEX:PAL) today announced financial results for the third quarter of 2008.

"The unprecedented speed and magnitude of the decline in metal prices resulted in a significant loss for the Company in the third quarter" said William Biggar, President and CEO. "As previously announced on October 21, 2008, we have put our Lac des Iles Mine on a care and maintenance basis until metal prices improve. In the interim, we will utilize our strong balance sheet to focus on exploration around the mine site and elsewhere on our 21,000 acre property, as well as strategic initiatives including acquisitions and joint ventures."

HIGHLIGHTS

  •
  The Company is in a strong liquidity position. Working capital was $105.5 million at September 30, 2008, including cash and cash equivalents of $66.4 million. At the end of the third quarter 2008, long-term debt was $1.9 million.

  •
  Revenue before pricing adjustments was $35.3 million for the third quarter of 2008, a decrease of $7.3 million (17%) compared to the same period last year. Mark-to-market pricing and foreign currency adjustments amounted to negative $44.2 million due to a rapidly declining commodity price environment during the quarter. Revenue after pricing adjustments was negative $8.9 million.

  •
  Palladium sales for the third quarter of 2008 were recognized for accounting purposes at US$199 per ounce, a 42% decrease compared to US$344 per ounce in the same period last year.

  •
  Loss from mining operations for the quarter ended September 30, 2008 was $66.0 million compared to a loss of $10.2 million in the same period last year. This loss includes the $44.2 million in pricing adjustments, as well as a $5.6 million write-down of ore and concentrate inventories due to the decline in commodity prices.

  •
  Net loss for the quarter ended September 30, 2008 was $71.2 million or $0.85 per share compared to a net loss of $14.0 million or $0.25 per share in the third quarter last year.

Third Quarter 2008 Results

Palladium production volumes in the third quarter of 2008 decreased by 8% to 63,791 ounces versus 69,283 ounces in the same period last year. Palladium production for the nine months ended September 30, 2008 was 190,673 ounces compared to 214,139 ounces in the same period last year.

Palladium sales in the third quarter of 2008 were recorded at US$199 per ounce, a price decrease of 42%, compared to US$344 per ounce in the same period last year.

Revenue before pricing adjustments for the third quarter of 2008 was $35.3 million, a decrease of $7.3 million (17%) compared to the third quarter of 2007 reflecting primarily the impact of declining commodity prices and lower production volumes. Negative pricing adjustments from settlements and mark-to-market of concentrate awaiting settlement decreased third quarter 2008 revenue by $44.2 million ($47.2 million negative commodity price adjustment and a $3.0 million favourable foreign exchange rate adjustment) which led to negative revenue after pricing adjustments of $8.9 million, a decrease of $45.4 million compared to third quarter 2007 revenue of $36.5 million.

For the nine months ended September 30, 2008, revenue after pricing adjustments was $114.1 million, a decrease of $35.3 million (24%) compared to $149.4 million in the same period last year. Negative pricing adjustments from settlements and mark-to-market of concentrate awaiting settlement decreased revenue for the nine months ended September 30, 2008 by $24.6 million ($31.4 million negative commodity price adjustment and a $6.8 million favourable foreign exchange rate adjustment).

Cash cost per ounce1 of palladium produced, net of by-product metal revenues and royalties, was US$530 per ounce for the third quarter of 2008 versus US$225 per ounce for the same period last year. The significant increase in cash cost per ounce is attributable to the reduction of by-product revenue due to lower commodity prices.

The Company recognized a loss from mining operations of $66.0 million in the third quarter of 2008 compared to a loss of $10.2 million in the same period last year. This loss includes the $44.2 million in pricing adjustments, as well as a $5.6 million write-down of ore and concentrate inventories due to the decline in commodity prices. For the nine months ended September 30, 2008, the Company recorded a loss from mining operations, before an insurance recovery of $13.8 million, of $37.0 million compared to income from mining operations of $1.5 million for the same period last year.

The net loss for the third quarter of 2008 was $71.2 million or $0.85 per share compared to a net loss of $14.0 million or $0.25 per share in the same period last year.

As at September 30, 2008 the Company had cash and cash equivalents of $66.4 million compared to $74.6 million as at December 31, 2007. Net working capital as at September 30, 2008 was $105.5 million compared to $128.4 million at December 31, 2007.

The Company's current and long-term debt position was reduced to $12.3 million at September 30, 2008 compared to $39.1 million at December 31, 2007, a reduction of $26.8 million.

Outlook

For the balance of 2008 and into 2009, the Company will continue to focus on the development of its Offset High Grade Zone (OHGZ) deposit which is believed to be the fault displaced continuation of the Roby Zone. The OHGZ is still open along strike to the north, south and at depth. The Roby Zone is the main Platinum Group Metals deposit at the Lac des Iles Mine which has been mined for 15 years and recently produced approximately 250,000 ounces of palladium and significant by-product credits annually.

The temporary closing of the Lac des Iles Mine will cut expenses and maintain the Company's strong balance sheet and liquidity position. As at September 30, 2008 the Company had working capital of $105.5 million including cash and cash equivalents of $66.4 million, and long-term debt of $1.9 million. In addition to the cash on hand, management expects to realize significant cash flow over the next few months as payment is received for metal sales made prior to the closure.

While in care and maintenance mode, the Company will retain the senior mine management team and facility security. The Company will also retain its exploration and financial teams in Thunder Bay and the small corporate staff in Toronto. Management estimates that corporate overhead, personnel costs and facility and maintenance expenditures at the mine will be in the range of $5.0 million to $6.0 million per quarter excluding discretionary investment in exploration activities.

Going forward, management intends to focus on strategic initiatives, including:

  1.
  Continuing the work required to complete a feasibility study on the Offset High Grade Zone. This project has the potential to extend the life of the Lac des Iles Mine significantly.

  2.
  Utilizing our experienced new exploration team to carry out drilling and exploration operations at Lac des Iles to further delineate resources as well as maintaining grassroots exploration on the property adjacent to the mine; and

  3.
  Leveraging the Company's strong balance sheet to pursue potential acquisitions and joint venture opportunities that may emerge in these difficult and volatile markets.

1Non GAAP measure. Reference should be made to footnote 1 at the end of this press release.

2

In the current environment, management expects that there will be many attractive strategic options to consider. The Company will pursue acquisition opportunities aggressively and with discipline to enhance shareholder value over the long-term.

Conference Call and Webcast

The Company will host its third quarter conference call at 2:00 p.m. ET on Tuesday, November 11, 2008. The toll-free conference call dial-in number is 1-888-789-0150 and the local and overseas dial-in number is 416-695-6622.

The conference call will be simultaneously webcast and archived at www.napalladium.com and at http://www.investorcalendar.com/IC/CEPage.asp?ID=136501. A replay of the conference call will be available until December 2, 2008 toll-free at 1-800-408-3053, locally and overseas at 416-695-5800, access code #3273881.

1 Non-GAAP Measure

This press release refers to cash cost per ounce which is not a recognized measure under Canadian GAAP. This non-GAAP financial measure does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to a similar measure presented by other issuers. Management uses this measure internally. The use of this measure enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following table reconciles this non-GAAP measure to the most directly comparable Canadian GAAP measure:

Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of dollars except per ounce amounts)	2008	2007	2008	2007

Production costs	$31,350	$28,845	$92,679	$94,535
Smelter treatment, refining and freight costs	6,528	5,510	18,070	16,505

	37,878	34,355	110,749	111,040
Less by-product metal revenue	(6,535)	(21,454)	(65,385)	(81,425)

	$31,343	$12,901	$45,364	$29,615

Divided by ounces of palladium	56,321	57,686	168,972	189,085
Cash cost per ounce (C$)	$557	$224	$268	$157
C$ exchange rate	1.050	0.996	1.032	1.070

Cash cost per ounce (US$)	$530	$225	$260	$146

Further information about the third quarter results are available in the Company's financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

About North American Palladium

North American Palladium is a Canadian mining company that produces palladium, platinum, nickel, copper and gold from its 100% owned Lac des Iles Mine located in Thunder Bay, Ontario. The mine was placed on temporary care and maintenance in October 2008 due to low commodity prices. In 2007, the mine produced approximately 4% of the world's total palladium production. Palladium, platinum and by-product metals have been mined at Lac des Iles since 1993. North American Palladium has two advanced exploration projects: the Offset High Grade Zone at its Lac des Iles Mine and the Shebandowan West Project, located 100 kilometres from the mine. Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

3

Fraser Sinclair
Vice President, Finance & Chief Financial Officer
Tel: (416) 360-7971 Ext. 222
Email: fsinclair@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel: (416) 360-7971 Ext. 226
Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the Company's mine remains viable operationally and economically; financing is available on reasonable terms; expectations for mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, metal recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; disruptions to credit and equity markets; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

4

North American Palladium Ltd.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	September 30 2008	December 31 2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$66,427	$74,606
Concentrate awaiting settlement, net	51,263	79,087
Taxes recoverable	753	62
Inventories	14,914	26,320
Other assets	4,436	2,563

	137,793	182,638
Mining interests, net	121,696	114,464
Mine restoration deposit	8,718	8,272

	$268,207	$305,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$21,844	$20,757
Future mining tax liability	—	168
Current portion of obligations under capital leases	1,869	1,672
Current portion of convertible notes payable	3,427	25,710
Current portion of long-term debt	5,123	5,918

	32,263	54,225
Mine restoration obligation	9,144	8,878
Obligations under capital leases	1,429	1,824
Long-term debt	500	3,957
Future mining tax liability	—	539

	43,336	69,423
Shareholders' Equity
Common share capital and purchase warrants	481,207	443,986
Stock options	2,035	1,673
Equity component of convertible notes payable, net of issue costs	575	6,044
Contributed surplus	11,761	6,292
Deficit	(270,707)	(222,044)

Total shareholders' equity	224,871	235,951

	$268,207	$305,374

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

6

Consolidated Statements of Operations,
Comprehensive Income and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Revenue — before pricing adjustments	$35,331	$42,674	$138,786	$156,429
Pricing adjustments:
Commodities	(47,203)	237	(31,444)	6,957
Foreign exchange	2,992	(6,419)	6,807	(13,960)

Revenue — after pricing adjustments	(8,880)	36,492	114,149	149,426

Operating expenses
Production costs	31,350	28,845	92,679	94,535
Inventory commodity pricing adjustment	5,618	—	5,474	—
Smelter treatment, refining and freight costs	6,528	5,510	18,070	16,505
Amortization	12,958	12,201	32,872	36,032
Insurance recovery	—	—	(13,800)	—
Loss on disposal of equipment	515	—	1,573	—
Asset retirement costs	155	173	463	850

Total operating expenses	57,124	46,729	137,331	147,922

Income (loss) from mining operations	(66,004)	(10,237)	(23,182)	1,504

Other expenses
General and administration	3,831	1,695	5,837	5,712
Exploration	4,231	2,933	18,400	6,959
Interest and other financing costs	76	4,328	2,980	15,471
Foreign exchange gain	(244)	(3,170)	(467)	(8,151)

Total other expenses	7,894	5,786	26,750	19,991

Loss before taxes	(73,898)	(16,023)	(49,932)	(18,487)
Income and mining tax recovery	(2,656)	(1,990)	(1,672)	(895)

Net loss and comprehensive loss for the period	(71,242)	(14,033)	(48,260)	(17,592)
Deficit, beginning of period, as previously reported	(199,465)	(196,923)	(222,044)	(193,364)
Adoption of new accounting standards for inventory	—	—	(403)	—

Deficit, end of period	$(270,707)	$(210,956)	$(270,707)	$(210,956)

Net loss per share
Basic	$(0.85)	$(0.25)	$(0.59)	$(0.32)

Diluted	$(0.85)	$(0.25)	$(0.58)	$(0.32)

Weighted average number of shares outstanding
Basic	83,832,622	55,226,870	81,903,252	54,289,652

Weighted average number of shares outstanding
Diluted	83,832,622	55,226,870	83,339,655	54,289,652

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

7

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Cash provided by (used in)
Operations
Net loss for the period	$(71,242)	$(14,033)	$(48,260)	$(17,592)
Operating items not involving cash
Accretion expense relating to convertible notes payable	400	3,144	3,285	10,656
Amortization	10,259	12,201	30,892	36,032
Amortization of deferred financing costs	21	175	184	616
Interest on convertible notes settled in shares	85	427	682	2,008
Accrued interest on mine restoration deposit	(45)	—	(129)	(110)
Unrealized foreign exchange loss (gain)	1,487	3,679	(6,593)	7,088
Asset retirement costs	155	173	463	850
Future income tax recovery	(2,925)	(1,990)	(2,121)	(895)
Stock based compensation and employee benefits	550	292	1,377	1,317
Loss on disposal of equipment	515	—	1,573	—

	(60,740)	4,068	(18,647)	39,970
Changes in non-cash working capital	68,223	5,375	42,060	(25,015)

	7,483	9,443	23,413	14,955

Financing Activities
Advances under purchase facility	—	(4,878)	—	3,990
Issuance of common shares and warrants, net of issue costs	—	—	10,475	5,703
Repayment of long-term debt	(1,539)	(1,496)	(4,575)	(10,538)
Repayment of obligations under capital leases	(469)	(480)	(1,322)	(1,562)
Mine restoration deposit	(51)	—	(317)	—

	(2,059)	(6,854)	4,261	(2,407)

Investing Activities
Additions to mining interests	(11,622)	(2,940)	(36,147)	(11,547)
Proceeds on disposal of mining interests	77	—	294	—

	(11,545)	(2,940)	(35,853)	(11,547)

Increase (decrease) in cash and cash equivalents	(6,121)	(351)	(8,179)	1,001
Cash and cash equivalents, beginning of period	72,548	4,505	74,606	3,153

Cash and cash equivalents, end of period	$66,427	$4,154	$66,427	4,154

Cash and cash equivalents consisting of:
Cash	$11,071	$4,154	$11,071	$4,154
Short term investments	55,356	—	55,356	—

	$66,427	$4,154	$66,427	$4,154

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

8

 Consolidated Statements of Shareholders' Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard	—	—	—	—	—	—	(403)	(403)
Common shares issued:
For principal repayments on convertible notes payable	5,417,830	26,501	—	—	(5,469)	5,469	—	26,501
For interest payments on convertible notes payable	151,427	682	—	—	—	—	—	682
Pursuant to unit offering, net of issue costs	2,800,000	9,575	—	—	—	—	—	9,575
Tax effect of flow-through shares	—	(1,452)	—	—	—	—	—	(1,452)
Warrants Issued:
Pursuant to unit offering, net of issue costs	—	—	—	899	—	—	—	899
Warrants exercised	100	1	—	—	—	—	—	1
Stock-based compensation/RRSP expense	198,678	1,015	362	—	—	—	—	1,377
Net loss and comprehensive loss for the nine months ended September 30, 2008	—	—	—	—	—	—	(48,260)	(48,260)

Balance, September 30, 2008	84,338,605	$467,115	$2,035	$14,092	$575	$11,761	$(270,707)	$224,871

        Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

 Consolidated Statements of Shareholders' Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity
Balance, January 1, 2007	52,947,693	$331,705	$1,269	$8,038	$12,336	$—	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	1,642,596	16,350	—	—	(3,557)	3,557	—	16,350
For interest payments on convertible notes payable	232,775	2,008	—	—	—	—	—	2,008
Private placement of flow-through shares (net)	550,000	5,686	—	—	—	—	—	5,686
Tax effect of flow-through shares	—	(1,114)	—	—	—	—	—	(1,114)
Stock options exercised	5,000	17	—	—	—	—	—	17
Fair value of stock options exercised	—	10	(10)	—	—	—	—	—
Stock-based compensation/RRSP expense	103,415	940	346	—	—	—	—	1,286
Net loss and comprehensive loss for the nine months ended September 30, 2007	—	—	—	—	—	—	(17,592)	(17,592)

Balance, September 30, 2007	55,481,479	355,602	1,605	8,038	8,779	3,557	(210,956)	166,625
Common shares issued:
For principal repayments on convertible notes payable	1,478,401	9,830	—	—	(2,735)	2,735	—	9,830
For interest payments on convertible notes payable	108,753	636	—	—	—	—	—	636
Pursuant to unit offering, net of issue costs	18,666,667	64,461	—	—	—	—	—	64,461
Warrants issued:
Pursuant to unit offering, net of issue costs	—	—	—	5,155	—	—	—	5,155
Stock-based compensation/RRSP expense	35,270	264	68	—	—	—	—	332
Net loss and comprehensive loss for the nine months ended December 31, 2007	—	—	—	—	—	—	(11,088)	(11,088)

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

        Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

10

Exhibit 2

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three months and nine months ended September 30, 2008, compared to those of the respective periods in the prior year. This MD&A has been prepared as of November 10, 2008 and is intended to supplement the unaudited consolidated financial statements and notes thereto for the nine months ended September 30, 2008 (collectively, the "Financial Statements"). In conjunction with your review of this MD&A, you are encouraged to review the Financial Statements, the most recent audited financial statements and MD&A included in the 2007 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange and Canadian provincial securities regulatory authorities. All amounts are in Canadian dollars unless otherwise noted.

Third Quarter 2008 Highlights

•
Revenue before pricing adjustments for the third quarter ended September 30, 2008 of $35.3 million decreased by $7.3 million (17%) compared to the same period last year.

•
Pricing adjustments in the third quarter were negative $44.2 million, comprised of a negative commodity price adjustment of $47.2 million on concentrate settlements and the mark-to-market of concentrate awaiting settlement at September 30, 2008, offset by a favourable foreign exchange adjustment of $3.0 million.

•
Revenue after pricing adjustments was negative $8.9 million, compared to $36.5 million in the third quarter last year.

•
Palladium sales for the third quarter of 2008 were recorded at US$199 per ounce, a 42% decrease compared to US$344 per ounce in the same period last year.

•
The loss from mining operations for the quarter ended September 30, 2008, was $66.0 million compared to a loss of $10.2 million in the same period last year. This loss included the $44.2 million pricing adjustments, as well as a $7.6 million write down of ore and concentrate inventories.

•
The net loss for the quarter ended September 30, 2008 was $71.2 million or $0.85 per share compared to a net loss of $14.0 million or $0.25 per share in the third quarter last year.

•
Palladium production for the three months ended September 30, 2008 was 63,791 ounces, down 8% compared to 69,283 ounces produced in the same period last year.

•
Cash cost per ounce of palladium produced,1 net of by-product metal revenues and royalties, was US$530 for the third quarter of 2008 compared to US$225 for the same period last year. The significant increase in cash cost per ounce is attributable to the reduction of by-product revenue due to lower commodity prices.

•
The Company's total debt position at September 30, 2008 was $12.3 million compared to the debt position at December 31, 2007 of $39.1 million.

•
As at September 30, 2008 the Company had cash and cash equivalents of $66.4 million and net working capital of $105.5 million.

•
On October 21, 2008 the Company announced that due to declining metal prices it would temporarily place its Lac des Iles Mine in Thunder Bay, Ontario on a care and maintenance basis effective October 29, 2008.

Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

KEY RESULTS Key Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007

Palladium (oz)	63,791	69,283	190,673	214,739
Payable Palladium (oz)	58,687	64,086	175,490	197,177
Platinum (oz)	4,846	5,946	14,968	18,713
Gold (oz)	4,849	5,125	14,280	14,756
Nickel (lbs)	672,015	734,144	2,305,135	2,262,625
Copper (lbs)	1,365,398	1,411,770	4,223,911	4,092,367

Ore Tonnes Milled	1,165,372	1,308,007	3,456,782	3,840,614
Palladium Head Grade (g/t)	2.29	2.24	2.28	2.33
Palladium Recoveries (%)	74.4	73.8	75.2	74.6
Ore Tonnes Mined – Underground	186,018	170,532	569,184	566,611
Ore Tonnes Mined – Open Pit	920,065	1,099,309	2,857,465	3,380,073
Waste Tonnes Mined – Open Pit	2,096,855	1,765,103	6,547,874	5,519,165

Waste Strip Ratio	2.28:1	1.61:1	2.29:1	1.63:1

Summary of Quarterly Results
(thousands of dollars except per share amounts)

	2006*	2007				2008

	Q4	Q1*	Q2	Q3	Q4	Q1	Q2	Q3

Revenue – before pricing adjustments	$46,061	$60,305	$53,450	$42,674	$44,938	$51,052	$52,403	$35,331
Pricing adjustments:
Commodities	1,229	9,141	(2,421)	237	1,799	15,178	581	(47,203)
Foreign exchange	3,468	(1,007)	(6,534)	(6,419)	(231)	4,558	(743)	2,992

Revenue – after pricing adjustments	$50,758	$68,439	$44,495	$36,492	$46,506	$70,788	$52,241	$(8,880)

Cash flow from (used in) operations [1], prior to changes in non-cash working capital**	8,421	23,037	12,865	4,068	6,858	25,106	16,987	(60,740)
Exploration expense	4,572	3,228	798	2,933	5,179	7,054	7,115	4,231
Net income (loss)	(7,396)	5,507	(9,066)	(14,033)	(11,088)	12,595	10,387	(71,242)
Net income (loss) per share	$(0.14)	$0.10	$(0.17)	$(0.25)	$(0.19)	$0.16	$0.13	$(0.85)
Fully diluted net income (loss) per share	$(0.14)	$0.10	$(0.17)	$(0.25)	$(0.19)	$0.15	$0.13	$(0.85)

*
Certain prior period amounts have been reclassified to conform to a classification adopted in the current period.

**
Includes exploration expense.

RESULTS OF OPERATIONS

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Sales of metals in concentrate are recognized as revenue when concentrate is delivered to a third party smelter for treatment, however, final pricing is not determined until the refined metal is sold, which can be up to six months later. Accordingly, revenue in the period is based on current US dollar denominated commodity prices and foreign exchange rates for sales occurring in the period and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. The Canadian dollar weakened by 6% against the US dollar to US$0.95 at September 30, 2008 compared to US$1.01 at December 31, 2007. Since April 1, 2007, the amount of the final pricing adjustments recognized on any commodity price changes have also been reduced by any smelter price participation deductions as provided for in the Company's smelting and refining agreement.

Recorded Metal Prices and Average Exchange Rates

	Q3 2008	Q3 2007

Palladium – US$/oz	$ 199	$ 344
Platinum – US$/oz	$1,004	$1,377
Gold – US$/oz	$ 884	$ 742
Nickel – US$/lb	$ 7.15	$14.08
Copper – US$/lb	$ 2.90	$ 3.66

US/C$ exchange rate (Bank of Canada)	US$ 0.96	US$ 0.96

For the three months ended September 30, 2008, revenue before pricing adjustments of $35.3 million decreased by $7.3 million (17%) compared to the same period last year reflecting the impact of declining commodity prices and lower sales volumes of $9.6 million offset partially by a favourable foreign exchange rate impact of $2.3 million.

Negative pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement for the three months ended September 30, 2008 decreased revenue by $44.2 million ($47.2 million negative commodity price adjustment and a $3.0 million favourable foreign exchange adjustment). This compares with unfavourable pricing adjustments for the three months ended September 30, 2007 of $6.2 million ($6.4 million unfavourable foreign exchange adjustment and a $0.2 million positive commodity price adjustment). The negative pricing adjustments for the three months ended September 30, 2008, led to negative revenue of $8.9 million, compared to positive $36.5 million in the third quarter last year.

For the nine months ended September 30, 2008, revenue before pricing adjustments of $138.8 million decreased $17.6 million (11%) from the comparable period of 2007 reflecting the impact of lower commodity prices and sales volumes of $11.1 million and an unfavourable foreign exchange rate impact of $6.5 million.

Negative pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement for the nine months ended September 30, 2008 decreased revenue by $24.6 million ($31.4 million negative commodity price adjustment and a $6.8 million favourable foreign exchange adjustment). This compares with negative adjustments in the same period last year of $7.0 million ($14.0 million unfavourable foreign exchange adjustment, partially offset by a $7.0 million positive commodity price adjustment). For the nine months ended September 30, 2008, revenue after pricing adjustments was $114.1 million, a decrease of 24%, compared to revenue of $149.4 million in the same period last year.

For the three months ended September 30, 2008, palladium sales were recorded at US$199 per ounce, down 42% compared to US$344 in the same period last year. Palladium revenue in the third quarter of 2008, after negative pricing adjustments of $33.0 million offset by favourable foreign exchange adjustments of $1.5 million, was negative $15.4 million compared to positive $15.0 million (41% of total revenue) in the third quarter of 2007. By-product revenue after pricing adjustments in the third quarter of 2008 decreased by $14.9 million (70%) to $6.5 million compared to the third quarter of 2007. The $14.9 million decrease is comprised of decreases in platinum ($10.8 million), nickel ($3.2 million) and copper ($1.1 million) partially offset by slightly higher gold revenue ($0.2 million).

Operations

For the three months ended September 30, 2008, palladium production was down 8% compared to the same period last year. The mill processed 1,165,372 tonnes of ore or an average of 12,667 tonnes per day, producing 63,791 ounces of palladium compared to 1,308,007 tonnes of ore or an average of 14,217 tonnes per day, producing 69,283 ounces of palladium in the same period last year. In the third quarter of 2008, the average palladium head grade was 2.29 grams per tonne compared to 2.24 grams per tonne in the third quarter of last year. For the three months ended September 30, 2008, palladium recoveries were 74.4%, compared to 73.8% in the same period last year. Mill availability in the third quarter of 2008 was 88.0% compared to 92.9% in the same period last year. Mill production in the third quarter was impacted in part by an unscheduled 40 hour shutdown of the mill due to mechanical crusher issues that have since been rectified. The mine also experienced a number of unplanned minor shutdowns which impacted availability. For the nine months ended September 30, 2008, mill production was 3,456,782 tonnes, producing 190,673 ounces of palladium with an average palladium head grade of 2.28 grams per tonne, compared to 3,840,614 tonnes, producing 214,739 ounces of palladium at an average palladium head grade of 2.33 grams per tonne during the same period last year. For the nine months ended September 30, 2008, palladium recoveries were 75.2%, compared to 74.6% in the same period last year, while mill availability in the first nine months of 2008 was 88.4%, compared to 92.5% in the same period last year. The year to date reduction in mill availability is due primarily to a number of minor unscheduled shutdowns in the third quarter of 2008 and decreased availability in the first quarter of 2008 due to an increase in planned maintenance.

In the Lac des Iles open pit, for the three months ended September 30, 2008, 920,065 tonnes of ore were extracted with an average palladium grade of 1.83 grams per tonne compared to 1,099,309 tonnes at an average palladium grade of 1.71 grams per tonne in the same period last year. For the three months ended September 30, 2008, the strip ratio was 2.28:1 compared to 1.61:1 in the same period last year. The higher strip ratio reflects increased rehandle levels within the pit. For the nine months ended September 30, 2008, 2,857,465 tonnes of ore were extracted from the open pit with an average palladium grade of 1.79 grams per tonne compared to 3,380,073 tonnes at an average palladium grade of 1.75 grams per tonne in the same period last year. For the nine months ended September 30, 2008 the strip ratio increased to 2.29:1 compared to 1.63:1 in the same period last year and primarily reflects increased rehandle in the third quarter and reduced ore deliveries in the second quarter due to high rainfall.

Operating Expenses

For the three months ended September 30, 2008, total production costs of $31.4 million increased by $2.5 million (9%) compared to the same period last year, due mainly to lower concentrate inventory levels. Unit cash costs1 to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, were US$530 per ounce for the three months ended September 30, 2008 compared to US$225 per ounce in the same period last year. The higher quarter-over-quarter cash costs per ounce in the third quarter of 2008 are due primarily to decreased by-product revenues as a result of lower by-product commodity prices. For the nine months ended September 30, 2008, total production costs decreased by $1.8 million to $92.7 million compared to $94.5 million in the same period last year. The decrease is due primarily to the capitalization of $3.0 million of major spare parts and insurance spares to mining interests following the adoption of the CICA Handbook Section 3031 offset partially by continued upward pressure on the cost of materials, particularly steel, diesel fuel and power. Unit cash costs1 to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$260 per ounce for the nine months ended September 30, 2008 compared to US$146 per ounce in the corresponding period in 2007. The increase in unit cash costs1 for the nine months ended September 30, 2008 was due primarily to lower production volumes.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

For the three and nine month periods ended September 30, 2008, the inventory commodity pricing adjustments were $5.6 million (2007 – $Nil) and $5.5 million (2007 – $Nil) respectively and reflect the write down of ore and concentrate inventories to net realizable value as a result of the decline in commodity prices.

Smelter treatment, refining and freight charges for the three months ended September 30, 2008 of $6.5 million increased by $1.0 million (19%) compared to the same period last year. The increase is mainly attributable to higher costs associated with the Company's new smelter agreement ($0.9 million) that came into effect April 1, 2007. For the nine months ended September 30, 2008, smelter treatment refining and freight charges were $18.1 million an increase of $1.6 million (10%) compared to the same period last year and reflect higher costs associated with the Company's new smelter agreement ($2.1 million), offset partially by lower sales volumes ($0.5 million).

Non-cash amortization increased by $0.8 million (6%) to $13.0 million for the three months ended September 30, 2008 compared to $12.2 million in the same period last year. The higher amortization is mainly attributable to the decrease in palladium production ($1.9 million) and a decrease in the amortization capitalized to inventory ($2.7 million) due to the write down of ore and concentrate inventory to net realizable value. For the nine months ended September 30, 2008, amortization decreased to $32.9 million compared to $36.0 million in 2007 reflecting the decrease in palladium production ($5.6 million) and a decrease in the amortization capitalized to inventory ($2.5 million) due to the write down of ore and concentrate inventory to net realizable value.

The Company reviews and evaluates its long-lived assets for impairment annually or when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. During 2007, the Company engaged Scott Wilson RPA an independent geotechnical consulting company to complete a Mineral Resource and Mineral Reserve audit and to prepare an independent NI 43-101 Technical Report on the Lac des Iles Mine as of June 2007. This was updated by a senior geologist with Lac des Iles Mines Ltd. (a qualified person under NI 43-101) to December 31, 2007 to account for production at the mine. In view of the current market volatility, the Company completed a preliminary assessment of its life-of-mine operating plan for the Lac des Iles Mine, including the Offset High Grade Zone, using long term commodity prices and exchange rate estimates. Based on this preliminary assessment, management has concluded that no impairment exists at this time. Assumptions underlying future cash flow estimates are subject to significant risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible impairment charges.

For the three and nine months ended September 30, 2008, the Company reported a loss on disposal of equipment of $0.5 million and $1.6 million respectively, which mainly reflects the unamortized value of component parts of equipment replaced in the period following the adoption of CICA Handbook Section 3031.

Asset retirement costs for the three months ended September 30, 2008 of $0.2 million were in line with a charge of $0.2 million in the third quarter last year. For the nine months ended September 30, 2008, asset retirement costs were $0.5 million compared to $0.9 million in the same period last year. The reduced asset retirement costs in 2008 reflect primarily an extra charge ($0.3 million) in the three months ended June 30, 2007, relating to the revised mine plan that resulted in a shorter period for accreting the asset retirement obligation. The extra charge adjusted the previously recorded accretion to the reduced term.

For the third quarter of 2008, the company recorded a loss from mining operations of $66.0 million, an increase of $55.8 million compared to last year's third quarter loss of $10.2 million. For the nine months ended September 30, 2008, the Company recorded a loss from mining operations, before an insurance recovery of $13.8 million, of $37.0 million, compared to income from mining operations of $1.5 million for the same period last year.

Other Expenses

For the three months ended September 30, 2008, other expenses totaled $7.9 million, an increase of $2.1 million compared to other expenses of $5.8 million in the same period last year. An unfavourable foreign exchange impact of $2.9 million, increased general and administrative expenses of $2.1 million and higher exploration expenses of $1.3 million, were partially offset by lower interest and other financing charges of $4.2 million.

General and administration expenses for the three months ended September 30, 2008 of $3.8 million increased $2.1 million compared to $1.7 million incurred in the same period last year. The increase is due primarily to a charge of $0.8 million relating to the wind up of the Arctic Platinum Project (APP) in Finland and accrued severance payments of $0.6 million.

Exploration expense for the three months ended September 30, 2008 of $4.2 million increased $1.3 million compared to last year's third quarter expenditure of $2.9 million. The increase is due primarily to increased expenditures on the Shebandowan West nickel-copper-PGM project ($3.1 million) offset by the decreased expenditures on the Arctic Platinum Project (APP) ($1.5 million). Costs associated with the APP project have been charged to exploration expense as incurred. In addition, the Company continued its exploration of the OHGZ ($0.7 million) at the Lac des Iles Mine.

Interest and other financing charges decreased by $4.2 million for the three months ended September 30, 2008 due primarily to lower interest and accretion expenses relating to the convertible notes payable of $3.3 million and increased interest income of $0.6 million.

The unfavourable foreign exchange impact of $2.9 million for the three months ended September 30, 2008, compared to the same period last year, is due to a third quarter 2008 foreign exchange gain of $0.2 million (2007 – foreign exchange gain of $3.1 million). The third quarter of 2008 included a foreign exchange gain of $0.8 million, related to the Arctic Platinum Project in Finland, reflecting the strengthening of the Canadian dollar against the euro, offset partially by a foreign exchange loss of $0.6 million on the translation of the Company's US dollar denominated convertible notes, capital leases and credit facilities.

Income and Mining Taxes

For the three months ended September 30, 2008, the Company's income and mining tax recovery was $2.7 million compared to a $2.0 million income and mining tax recovery in the same period last year. This recovery relates primarily to the recovery of future mining taxes resulting from current period losses partially offset by an increase in current mining taxes relating to prior years.

Net Income (Loss)

For the three months ended September 30, 2008, the net loss was $71.2 million or $0.85 per share, compared to a net loss of $14.0 million or $0.25 per share in the same period last year. For the nine months ended September 30, 2008, the Company recorded a net loss of $48.3 million or $0.59 per share compared, to a net loss of $17.6 million or $0.32 per share in the same period last year.

LIQUIDITY Sources and Uses of Cash	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007

Cash generated by (used in) operations before working capital changes	$(60,740)	$4,068	$(18,647)	$39,970
Changes in non-cash working capital	68,223	5,375	42,060	(25,015)

Cash generated by operations	7,483	9,443	23,413	14,955
Cash provided by (used in) financing	(2,059)	(6,854)	4,261	(2,407)
Cash used in investing	(11,545)	(2,940)	(35,853)	(11,547)

Increase (decrease) in cash and cash equivalents	$(6,121)	$(351)	$(8,179)	$1,001

Cash consumed by operations1 (prior to changes in non-cash working capital) for the three months ended September 30, 2008 was $60.7 million, compared to cash provided by operations of $4.1 million in the same period last year. The $64.8 million deterioration was due primarily to a higher net loss of $57.2 million, a lower non-cash add back for accretion expense relating to the convertible notes payable ($2.7 million), the impact of an unrealized foreign exchange loss ($2.2 million) and a lower non-cash amortization expense ($1.9 million), offset by a increased future income tax recovery ($1.0 million).

For the three months ended September 30, 2008, non-cash working capital declined by $68.2 million compared to a decline of $5.4 million in the same period last year, a decrease of $62.8 million. The decrease included the reduction in the carrying value of concentrate awaiting settlement ($36.8 million) and inventories and stockpiles ($9.3 million) due to the decline in commodity prices. In addition, the decrease included the reduction of other assets ($14.2 million) due primarily to the receipt of the $14.5 million insurance recovery, increased accounts payable and accrued liabilities ($2.3 million), and taxes recoverable ($0.3 million).

For the nine months ended September 30, 2008, cash consumed by operations1 (prior to changes in non-cash working capital) was $18.6 million, a deterioration of $58.6 million over the prior year when cash provided by operations1 was $40.0 million. This deterioration is due primarily to the increased net loss ($30.7 million), the impact of an unrealized foreign exchange gain ($13.7 million), a lower non-cash add back for accretion expense relating to the convertible notes payable ($7.4 million), lower non-cash amortization expense ($5.1 million), and a increased future income tax recovery ($1.2 million).

For the nine months ended September 30, 2008, non-cash working capital declined by $42.1 million compared to an increase of $25.0 million in 2007. The $67.1 million decrease included the reduction in the carrying value of concentrate awaiting settlement ($51.9 million), and inventories and stockpiles ($10.9 million) due to the decline in commodity prices. Also, an increase in accounts payable and accrued liabilities ($7.0 million) was offset partially by an increase in other assets ($1.9 million) and an increase in taxes recoverable ($0.8 million).

Palladium awaiting settlement increased to 135,006 ounces at September 30, 2008 compared to 125,802 ounces at December 31, 2007. The increase in the physical quantities of metal in the concentrate awaiting settlement, combined with the impact of a weaker Canadian dollar, was more than offset by lower commodity prices used to value the concentrate awaiting settlement and resulted in a $47.0 million (48%) decrease in the value of concentrate awaiting settlement as at September 30, 2008, compared to June 30, 2008. After allowing for non-cash working capital changes, cash provided by operations was $7.5 million for the quarter ended September 30, 2008, compared to cash provided by operations of $9.4 million in the third quarter of 2007.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

Financing activities for the three months ended September 30, 2008 required cash of $2.1 million and reflected primarily the scheduled repayment of debt. In the third quarter of last year, the Company repaid $4.9 million under the Auramet palladium and platinum advance purchase facility.

In December 2007 the Company completed an equity offering of 18.7 million units at a price of US$4.00 ($4.04) per unit. In connection with the offering the Company granted the underwriter's an over-allotment option of 15% at the same price. This option was subsequently exercised in January 2008, for gross proceeds of US$11.2 million which increased the gross proceeds of the offering to US$85.9 million.

The Company's total debt position reduced to $12.3 million at September 30, 2008 compared to $39.1 million at December 31, 2007. During the quarter ended September 30, 2008, principal payments related to tranche I convertible notes totaling US$3.9 million and principal payments related to the tranche II convertible note of US$1.5 million were made. At the noteholders' option, these payments were settled in a non-cash transaction by the issuance of 1,411,716 common shares which, in accordance with the terms of the convertible notes agreement, are valued at 90% of the five-day volume weighted average price on the AMEX exchange immediately prior to the payment date. As at September 30, 2008, US$3.0 million of principal amount of the convertible notes remained outstanding. The balance of the Series I notes were paid on August 1, 2008. The Company expects that the Series II noteholder will continue to elect to receive interest and principal payments in common shares. The reduction in debt during the quarter ended September 30, 2008, also included scheduled long term debt repayments (US$1.0 million and $0.5 million), and scheduled capital lease repayments ($0.5 million). The weakening of the Canadian dollar in 2008 has resulted in an unrealized foreign exchange translation loss on US dollar denominated debt at September 30, 2008 of $1.2 million.

Investing activities required $11.5 million of cash in the third quarter of 2008, which included the expansion of the Lac des Iles tailings management facilities ($8.9 million), and the ongoing lateral development and sustaining capital for the underground mine ($1.1 million). The investing activities amount for the third quarter of 2008 also included $0.7 million of purchased major spare parts following the implementation of the CICA Handbook Section 3031 as fully described in note 2 of the September 30, 2008 consolidated unaudited financial statements. This compared with $2.9 million of net investing activities in the third quarter last year, which was mainly related to the expansion of the tailings management facilities ($1.0 million) and the underground mine development ($1.8 million). For the nine months ended September 30, 2008, investing activities required $35.9 million compared to $11.5 million in the comparable period last year.

CAPITAL RESOURCES

As at September 30, 2008, the Company had cash and cash equivalents of $66.4 million, compared to $74.6 million as at December 31, 2007. These funds are invested in guaranteed investment certificates and short term interest bearing deposits at a major Canadian chartered bank.

To meet working capital requirements and for lateral development of the underground mine, the Company entered into a palladium and platinum advance purchase facility with Auramet Trading, LLC on January 19, 2007 pursuant to which the Company could, at its election, receive advance payments not exceeding an aggregate maximum amount of US$25.0 million. Under the terms of this facility no advances can be received after June 2008 and any amounts advanced must be repaid by December 2008. As at September 30, 2008, the Company had no advances outstanding under this facility.

In addition to cash and cash equivalents of $66.4 million as at September 30, 2008, the Company had concentrate awaiting settlement of $51.3 million comprised of 135,006 ounces of palladium provisionally valued at US$199 per ounce, 9,656 ounces of platinum provisionally valued at US$1,004 per ounce, 9,705 ounces of gold provisionally valued at $884 per ounce, 0.7 million pounds of nickel provisionally valued at US$7.15 per pound, and 1.4 million pounds of copper provisionally valued at US$2.90 per pound. Final price adjustments on concentrate awaiting settlement will increase or decrease the Company's revenue in subsequent quarters depending on metal prices at the time final settlement is made.

The Company anticipates that current cash resources and the final settlement of concentrate awaiting settlement will provide sufficient capital to meet the needs of the Company for the foreseeable future.

Contractual Obligations

As at September 30, 2008	Payments Due by Period
(thousands of dollars)	Total	1 Year	2-3 Years	4-5 Years [2]

Senior credit facility	$5,623	$5,123	$500	$–
Capital lease obligations	3,298	1,869	1,211	218
Convertible notes payable [1]	3,427	3,427	–	–
Interest obligations	495	408	81	6
Operating leases	2,100	794	1,172	134
Other purchase obligations	6,067	6,067	–	–

	$21,010	$17,688	$2,964	$358

1
To date noteholders have elected to receive principal and interest payments in common stock.

2
There are no payments due after five years.

RELATED PARTY TRANSACTIONS

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility was based on the 30-day LIBOR plus 2.5% and the standby fee was 0.125% per annum. This facility was repaid on March 7, 2007. As of November 10, 2008 Kaiser-Francis reported that it held approximately 43% of the issued and outstanding common shares of the Company.

On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total gross proceeds of approximately US$74.7 million. Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009. Pursuant to the terms of the securities purchase agreement dated March 24, 2006 between the Company, Kaiser-Francis and IP Synergy Finance Inc. ("IP Synergy") relating to the Company's convertible notes due 2008, Kaiser-Francis and IP Synergy each had a right to subscribe at the public offering price for up to 12.5% of the total securities being offered by the Company in this offering. If either Kaiser-Francis or IP Synergy subscribed for less than its 12.5% share, the unused right was to be offered to the non-declining party, Kaiser-Francis or IP Synergy, as the case may be. IP Synergy elected not to participate in this offering pursuant to its pre-existing participation right, and, in accordance with the terms of the securities purchase agreement, Kaiser-Francis elected to subscribe for 25% of this offering.

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise at a price of US$4.00 per unit, for total gross proceeds of US$11.2 million (CDN$11.2 million). Kaiser-Francis also exercised its pre-existing right under the securities purchase agreement to subscribe for 25% of the over-allotment units.

REVIEW OF OPERATIONS AND PROJECTS

Lac des Iles Property

The Lac des Iles Mine consists of an open pit mine, an underground mine, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (which is currently idle) with a nominal capacity of approximately 2,400 tonnes per day. The primary deposit on the property is the Roby Zone, a disseminated magmatic nickel-copper-PGM deposit.

Mining Operations

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic meter and 23 cubic meter shovels, 190 tonne trucks, 187 millimeter blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine commenced in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 meters below the surface where it is truncated by an offset fault. Commercial production from the underground mine commenced on April 1, 2006. For the three months ended September 30, 2008, the underground mine had an average head grade of 5.41 grams per tonne of palladium compared to 5.77 grams per tonne in the same period last year.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 meters floor to floor including a 15 meter to 25 meter sill pillar below each haulage level. Stopes are 45 meters to 55 meters high by the width of the ore body. Total intake ventilation for the mine is designed to be 205 cubic meters per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the rate of production for the three months ended September 30, 2008, open pit ore reserves would have been exhausted during the first half of 2009 and the current underground mining operation would have continued until late 2010 or early 2011. A preliminary economic assessment of the Offset High Grade Zone ("OHGZ") released in May 2008 indicated that the OHGZ could extend underground mining operations to 2018, with production of 6,000 tonnes per day by 2012 and producing 250,000 ounces of palladium annually.

On October 21, 2008 the Company announced that it was temporarily placing its Lac des Iles Mine on a care and maintenance basis effective October 29, 2008 due to depressed metal prices. The closure resulted in the lay off of approximately 350 employees.

Milling Operations

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed to the 15,000 tonne per day mill. This mill was commissioned in 2001 and utilizes a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper. This mixture of coarse and fine material feeds to the SAG mill to increase mill throughput. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit that is comprised of rougher/scavengers and four stages of cleaning. One flotation circuit in the mine's original mill is currently connected to the new mill to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

In the third quarter of 2008, the concentrator processed 1,165,372 tonnes of ore or 12,667 tonnes per day at an average palladium head grade of 2.29 grams per tonne and an average palladium recovery of 74.4%. In the third quarter of 2007, the concentrator processed 1,308,007 tonnes of ore or 14,217 tonnes per calendar day at an average palladium head grade of 2.24 grams per tonne and an average palladium recovery of 73.8%. In the third quarter of 2008, the Company produced 63,791 ounces of palladium compared to 69,283 ounces in the same period last year. Production for the nine months ended September 30, 2008 was 190,673 ounces of palladium with an average palladium head grade of 2.28 grams per tonne, and represents an 11% decrease over the previous year's production of 214,739 ounces, with a head grade of 2.33 grams per tonne. Production costs per tonne of ore milled were $26.90 in the third quarter of 2008 compared to $22.05 in the same period last year. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$625 per ounce of palladium in the third quarter of 2008 as compared to US$225 per ounce of palladium in the third quarter of last year.

Offset High Grade Zone

The OHGZ is located on the Lac des Iles property and was discovered by the Company's exploration team in 2001. The OHGZ is believed to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. A mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates in October 2007 estimated that the OHGZ has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, while still being open along strike to the north and south and at depth.

On May 7, 2008, the Company announced the results of a preliminary economic assessment prepared by Micon International Limited, which concluded that the OHGZ could extend the Company's underground mining operation to 2018 based on a palladium price in excess of US$350 per ounce. Micon examined the economic viability of several mining scenarios for the OHGZ, including a continuation of the existing ramp system from the current underground mine, several shaft options and a conveying option. The study concluded that in order to achieve a production rate of 250,000 ounces of palladium per annum, the underground mine could be operated at 4,000 - 7,000 tonnes per day using a series of conveyors and access ramps at an initial estimated capital cost of $37 million.

The Micon study proposes continuation of the longhole stoping mining method, which was the Company's mining method prior to the temporary mine closure, at the existing underground operations. Using the conveying system to bring ore to surface was found to be advantageous since it provides a great deal of flexibility in decision making and spreads capital expenditures over the life of the mine. Conversely, a conventional shaft – hoist system would have required significant upfront capital expenditures.

Once operating at 6,000 tonnes per day, the study estimates that the OHGZ operation could yield approximately 250,000 ounces of palladium, 16,000 ounces of platinum, 17,000 ounces of gold, 2 million pounds of nickel and 4 million pounds of copper annually. This economic assessment is preliminary in nature and includes measured, indicated and inferred mineral resources. Approximately 80% of the resources included in the preliminary economic assessment are in the inferred category. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable the resource to be categorized as mineral reserves. The study's level of accuracy is deemed to be plus or minus 20-25%.

In light of the current commodity price environment, the Company is re-evaluating a variety of production scenarios including mining methods and mill configurations to optimize the overall economics of the project.

Drill programs will be planned for 2009 and 2010 to confirm and advance resources. Potential exists to add new resources along strike to the north and south and down-dip. Thus far the OHGZ has been traced to a depth of 1,300 meters below surface, and along a strike length of approximately 600 meters.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies and the land package totals approximately 7,842 hectares. These properties are located 90 kilometers west of Thunder Bay, Ontario, and approximately 100 kilometers southwest from the Company's Lac des Iles Mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

The Shebandowan West Project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project's nickel-copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine ore body. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold. A 43-101 Technical Report disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007.

In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the mine's original mill. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it could be refurbished quickly and at a relatively low cost if the project were to proceed. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

The Company has received a draft preliminary economic assessment on the project, however, due to depressed metals prices the advanced underground exploration project at Shebandowan West has been suspended. Community consultations and baseline environmental sampling will be continuing as required.

Arctic Platinum Project

The Company was party to an agreement with Gold Fields Limited that would have entitled it to a 60% interest in a series of mining licenses and claims known as the Arctic Platinum Project ("APP").

In order to exercise the option, on or before August 31, 2008, the Company had to: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 common shares to Gold Fields BV in order to earn a 50% interest or 9,227,033 common shares to earn a 60% interest. The Company has completed the re-scoping study, incurred over US$18.8 million in expenditures and commissioned a feasibility study.

The Company received a draft of the feasibility study which showed that lower commodity prices coupled with the increased price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables had adversely impacted the economics of the project. As a result of these findings, the Company determined that it would not deliver a positive feasibility study for the Arctic Platinum Project prior to the August 31, 2008 deadline. The Company's option over the APP has since lapsed and all interests have reverted back to Gold Fields Limited.

Grassroots Exploration Properties

In addition to the Lac des Iles Mine and the advanced exploration projects, the Company is examining PGM and nickel-copper sulphide opportunities, particularly in the region surrounding the mine and elsewhere in Ontario.

Given the existing infrastructure at the Lac des Iles Mine and the Company's open pit and underground mining experience, the Company is well positioned to partner with other PGM, nickel and copper exploration companies in Canada. From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings. In addition, management considers that the consolidation in the nickel industry may result in joint venture or acquisition opportunities for the Company as the major nickel companies seek to sell non-core assets.

The Company remains active in grassroots exploration and had staked 39 claims containing 632 claim units at the Shawmere Project, approximately 110 kilometers southwest of Timmins, Ontario (Canada). The Company completed a grassroots exploration program to assess the potential for nickel-copper-PGM mineralization at Shawmere and concluded that the results do not warrant further exploration.

Metal Sales

The Company has been selling palladium both into the spot market and to Auramet Trading, LLC, a precious metals merchant ("Auramet"), under a palladium and platinum advance purchase facility that the Company entered into in January 2007. The facility provided for the sale, at the Company's option, of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. Under the terms of the facility, up to June 30, 2008, the Company was able to receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million. To secure the obligations of the Company under the agreement, the Company has granted to Auramet a security interest in the concentrate mined at the Lac des Iles Mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement. Under this agreement with Auramet no advances could be received after June 2008 and any amounts advanced must be repaid by December 2008. As at September 30, 2008, the Company had no advances outstanding under this facility.

For the three months ended September 30, 2008, the Company realized a weighted average cash price of US$325 per ounce on its physical deliveries of palladium into the spot market. The average spot price was US$330 per ounce for the third quarter of 2008 (reaching a high of US$465), compared to an average price of US$349 per ounce for same period last year. After peaking in March 2008 at US$582 per ounce the price of palladium has declined by approximately 60% to around US$230 per ounce as indicated in the chart below from Johnson Matthey.

Source: Johnson Matthey

OUTLOOK

Temporary Closure of Lac des Iles Mine

On October 21, 2008, the Company announced that due to declining metal prices it was temporarily placing its Lac des Iles Mine on a care and maintenance basis effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees.

The price of the Company's two main metals has changed dramatically over a very short period of time. As recently as June 2008, palladium and platinum traded at highs of US$475 per ounce and US$2,103 per ounce respectively. As of November 10, 2008, the spot price of palladium and platinum was US$227 per ounce and US$880 per ounce respectively.

Over 50% of palladium and platinum are used in the manufacture of automotive catalytic converters. The outlook for the automotive industry over the near term is not promising. On the other hand, the medium to longer term outlook for the pricing of palladium and platinum appears to be quite positive based on credible forecasts predicting renewed growth in global automotive sales.

The temporary closing of the Lac des Iles Mine will cut expenses and maintain the Company's strong cash position. As at September 30, 2008 the Company had cash and cash equivalents of $66.4 million, total debt of $12.3 million and net working capital of $105.5 million. In addition to the cash on hand, management expects to realize significant cash flow over the next few months as payment is received for metal sales made prior to the closure.

While in care and maintenance mode, the Company will retain the senior mine management and facility security. The Company will also retain its exploration and financial teams in Thunder Bay and the corporate staff in Toronto. Management estimates that corporate overhead, personnel costs and facility and maintenance expenditures at the mine will be in the range of $5.0 million to $6.0 million per quarter excluding discretionary investment in exploration activities.

Going forward, management intends to focus on strategic initiatives, including:

  1.
  Continuing the work required to complete a feasibility study on the OHGZ. This project has the potential to extend the life of the Lac des Iles Mine significantly.

  2.
  Carrying out drilling and exploration operations at Lac des Iles to further delineate resources as well as maintaining grassroots exploration on the property adjacent to the mine; and

  3.
  Leveraging the Company's strong balance sheet to pursue potential acquisitions and joint venture opportunities that may emerge in these difficult and volatile markets.

In the current environment, management expects that there will be many attractive strategic options to consider. The Company will pursue acquisition opportunities aggressively but with discipline to ensure that only those transactions that can deliver enhanced shareholder value over the long-term are pursued.

Metal Prices

	Recorded						Current* November 10,	% Inc (Dec) vs. December
	2005	2006	2007	Q1 2008	Q2 2008	Q3 2008	2008	2007

Palladium – US$/oz	$230	$319	$356	$445	$467	$199	$ 227	(36%)
Platinum – US$/oz	$815	$1,140	$1,364	$2,040	$2,064	$1,004	$ 880	(35%)
Gold – US$/oz	$442	$610	$726	$936	$930	$884	$ 753	4%
Nickel – US$/lb	$6.60	$11.68	$15.58	$13.52	$9.83	$7.15	$ 5.04	(68%)
Copper – US$/lb	$1.50	$3.02	$3.30	$3.81	$3.89	$2.90	$ 1.71	(48%)

*
Based on the London Metal Exchange ("LME") November 10, 2008 afternoon price fix.

While the Lac des Iles Mine is on care and maintenance, management will take the opportunity to re-evaluate the current mine plan and mill configuration with a view to reducing the breakeven point. Currently management would like to see stabilized palladium prices in the range of US$300 to US$340 per ounce before restarting operations.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (AcSB) announced in April 2008 that Canada will adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of IFRS will be first reflected in the Company's financial statements for the quarter ending March 31, 2011.

The transition to IFRS could have a material impact on the Company's financial position and reported results; however, it is not possible to quantify the impact at this time. During the three month period ended September 30, 2008, key members of the IFRS project team attended mining industry specific IFRS conversion seminars. Attendance at these conferences was used to identify existing and emerging issues relating to the conversion to IFRS in order to ensure their inclusion in the Company's preliminary conversion project scoping analysis.

The Company has initiated a preliminary review of IFRS and IAS standards, including the optional exemptions which may be elected by the company under IFRS 1. Based upon these reviews, the Company will further refine its scoping plan and initial project timeline. However, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be quantified or communicated at this time.

OUTSTANDING SHARE DATA

As of November 10, 2008, there were 85,158,975 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 711,100 common shares of the Company at a weighted average exercise price of $8.25. As of the same date, there were also 12,724,202 warrants outstanding each warrant entitling the holder thereof to purchase one common share at a weighted average exercise price of US$5.81.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. In the three months ended September 30, 2008, the steep decline in the price of palladium led to a negative mark-to-market commodity price adjustment of $33.0 million as a result of which palladium revenue was a negative $15.4 million (September 30, 2007 – positive $15.0 million.) Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the United States dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company sells all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. This agreement may be extended on an annual basis for an additional two years by mutual agreement of both parties if such agreement is reached no later than six months prior to the anniversary date of March 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended September 30, 2008, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended September 30, 2008, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent interim period ended September 30, 2008 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

1 Non-GAAP Measures

This management's discussion and analysis refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that these measures better reflect the Company's performance and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of dollars except per ounce amounts)	2008	2007	2008	2007

Production costs including overhead	$31,350	$28,845	$92,679	$94,535
Smelter treatment, refining and freight costs	6,528	5,510	18,070	16,505

	37,878	34,355	110,749	111,040
Less by-product metal revenue	(6,535)	(21,454)	(65,385)	(81,425)

	$31,343	$12,901	$45,364	$29,615

Divided by ounces of palladium	56,321	57,686	168,972	189,085
Cash cost per ounce (C$)	$557	$224	$268	$157
C$ exchange rate	1.050	0.996	1.032	1.070

Cash cost per ounce (US$)	$530	$225	$260	$146

(b)
Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital
(Operating Cash Flow) to Financial Statements*

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007

Operating cash flow (deficiency)	$(60,740)	$4,068	$(18,647)	$39,970
Changes in non-cash working capital	68,223	5,375	42,060	(25,015)

Cash provided by operating activities	$7,483	$9,443	$23,413	$14,955

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the Company's mine remains viable operationally and economically; financing is available on reasonable terms; expectations for mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, metal recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.

The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; disruptions to credit and equity markets; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise except as required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

QuickLinks

  Exhibit 3
North American Palladium Reports Third Quarter 2008 Financial Results and Strong Liquidity Position
Consolidated Statements of Shareholders' Equity (expressed in thousands of Canadian dollars, except share amounts) (unaudited)
Consolidated Statements of Shareholders' Equity (expressed in thousands of Canadian dollars, except share amounts)